                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)



                            TRIANGLE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                   (NAME OF ISSUER)


                      COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)


                                      89589H104
--------------------------------------------------------------------------------
                                    (CUSIP NUMBER)

                                 STANDISH M. FLEMING
                                     IVOR ROYSTON
                                 C/O FORWARD VENTURES
                                 10975 TORREYANA ROAD
                                      SUITE 230
                                 SAN DIEGO, CA 92121
                                   (619) 677-6077
--------------------------------------------------------------------------------
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  DECEMBER 20, 1996
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            (Continued on following pages)



                                  PAGE 1 OF 35 PAGES

------------------------------              ------------------------------
CUSIP NO.  89589H104              13D       Page 2 of 35 Pages
------------------------------              ------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    STANDISH M. FLEMING
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /   (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         PF, AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
NUMBER                       62,798
OF            -----------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY                 1,708,663++
OWNED BY      -----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON                       62,798
WITH          -----------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                             1,708,663++
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,771,461++
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

++ 1,475,000 of these shares are held by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Mr. Fleming is a general partner. An additional 233,663 of these shares are held by Forward Ventures III, L.P., of which Forward III Associates, L.L.C. is the general partner, of which Mr. Fleming is a managing member. Mr. Fleming disclaims beneficial ownership of these 1,708,663 shares other than to the extent of his individual partnership and member interests.


                                  PAGE 2 OF 35 PAGES

------------------------------              ------------------------------
CUSIP NO.  89589H104              13D       Page 3 of 35 Pages
------------------------------              ------------------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    IVOR ROYSTON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         PF, AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
NUMBER                       0
OF            -----------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY                 1,777,119++
OWNED BY      -----------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON                       0
WITH          -----------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                             1,777,119++
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,777,119++
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                          / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             10.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                        IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

++ 1,475,000 of these shares are held by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Dr. Royston is a general partner. An additional 233,663 of these shares are held by Forward Ventures III, L.P., of which Forward III Associates, L.L.C. is the general partner, of which Dr. Royston is a managing member. Dr. Royston disclaims beneficial ownership of these 1,708,663 shares other than to the extent of his individual partnership and member interests.


                                  PAGE 3 OF 35 PAGES

    This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on November 12, 1996 (collectively, with all amendments thereto, the "Schedule 13D") and reports the recent dissolution of Forward Ventures Vanguard Fund ("Forward Vanguard") (of which Forward Ventures III, L.P. was a general partner, of which Forward III Associates, L.L.C. is the general partner, of which Mr. Fleming and Dr. Royston are managing members) and the distribution of the 500,000 shares of Common Stock, $0.001 par value per share (the "Common Stock"), of Triangle Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), held by Forward Vanguard to its general partners, Forward Ventures III, L.P. (233,663 shares) and another unrelated entity (266,337 shares), upon the dissolution of Forward Vanguard.

    The Schedule 13D is hereby amended by this Amendment No. 1 to Schedule 13D as follows:

ITEM 2.  IDENTITY AND BACKGROUND

    Item 2 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

    Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby jointly file this statement on Amendment No. 1 to Schedule 13D on behalf of: (i) Standish M. Fleming, a member of the Board of Directors of the Issuer and a general partner of Forward Ventures, a venture capital firm ("Forward Ventures"), and (ii) Ivor Royston, the President of the Sidney Kimmel Cancer Center, a general partner of Forward Ventures and a Co-Trustee of both the Royston Family Trust UTD March 18, 1992 (the "Royston Family Trust") and the Royston Family Children's Trust (the "Royston Children's Trust"). Mr. Fleming and Dr. Royston are sometimes hereinafter referred to collectively as the "Reporting Persons." Mr. Fleming beneficially owns Common Stock individually and may also be deemed to beneficially own additional Common Stock as a result of his position as a general partner (through other entities) of two partnerships affiliated with Forward Ventures. Dr. Royston beneficially owns Common Stock in his capacity as a Co-Trustee of the Royston Family Trust and the Royston Children's Trust and may also be deemed to beneficially own additional Common Stock as a result of his position as a general partner (through other entities) of two partnerships affiliated with Forward Ventures. Mr. Fleming and Dr. Royston are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns.

    Forward Ventures is affiliated with several separate partnerships, two of which beneficially own Common Stock of the Issuer: Forward Ventures II, L.P., a Delaware limited partnership (sometimes hereafter referred to as "Forward II"), and Forward Ventures III, L.P., a Delaware limited partnership (sometimes hereafter referred to as "Forward III"). Forward II Associates, L.P. is the general partner of Forward II and Mr. Fleming and Dr. Royston are the general partners of Forward II Associates, L.P. Forward III Associates, L.L.C. is the general partner of Forward III and Mr. Fleming and Dr. Royston are the managing members of Forward III Associates, L.L.C. As a result of their positions as general partners of Forward II Associates, L.P. and managing members of Forward III Associates, L.L.C., Mr. Fleming and Dr. Royston may be deemed pursuant to Rule 13d-3 to beneficially own the Common Stock owned by Forward II and Forward
III. Mr. Fleming and Dr. Royston, however, disclaim beneficial ownership of the shares owned by Forward II and Forward III other than to the extent of their individual partnership and member interests.

A.  Standish M. Fleming -- Individual
    ---------------------------------

    (a)  Standish M. Fleming.

    (b)  Business address:  10975 Torreyana Road, Suite 230, San Diego, CA
92121.


                                  PAGE 4 OF 35 PAGES

    (c) Present principal occupation: General Partner of Forward Ventures (private investor).

    (d)-(e) Standish M. Fleming has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:  USA.

B.  IVOR ROYSTON -- INDIVIDUAL

    (a)  Ivor Royston.

    (b)  Business address:  3099 Science Park Road, Suite 200, San Diego, CA
92121.

    (c) Present principal occupation: President of the Sidney Kimmel Cancer Center.

    (d)-(e) Ivor Royston has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:  USA.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

    Mr. Fleming used $3,605 of his personal funds to purchase the Issuer's Common Stock acquired by Mr. Fleming as set forth in Item 5(c)(1) of this
Schedule 13D.

    Dr. Royston, as a Co-Trustee of the Royston Family Trust, used $30,405 of such trust's funds to purchase the Issuer's Common Stock acquired by the Royston Family Trust as set forth in Item 5(c)(2)(A) and (B) of this Schedule 13D. Dr. Royston, as a Co-Trustee of the Royston Children's Trust, used $29,780 of such trust's funds to purchase the Issuer's Common Stock acquired by the Royston Children's Trust as set forth in Item 5(c)(2)(C) of this Schedule 13D.

    Forward II used $1,253,750 of its partnership funds to purchase the Issuer's securities acquired by Forward II as set forth in Item 5(c)(3)(A) of this Schedule 13D.

    Forward III received the Issuer's securities acquired by Forward III as set forth in Item 5(c)(3)(B) of this Schedule 13D as a result of the dissolution of Forward Vanguard and the distribution of its assets to its general partners. Forward III acquired its partnership interest in Forward Vanguard by purchasing the partnership interest previously held by Forward New Opportunities Limited for $250 and contributing an additional $1,249,750 to Forward Vanguard. Of these funds, $250,000 were partnership funds of Forward III, and $1,000,000 were funds Forward III borrowed from Silicon Valley Bank. The loan from Silicon Valley Bank is secured by all of the Issuer's securities held by Forward III. Forward Vanguard used $2,500,000 of its


                                  PAGE 5 OF 35 PAGES
funds to purchase the Issuer's securities acquired by Forward Vanguard as set forth in Item 5(c)(3)(B) of this Schedule 13D.


ITEM 4.       PURPOSE OF TRANSACTION

    Item 4 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

    Mr. Fleming acquired the Common Stock as set forth in Item 5(c)(1) of this
Schedule 13D for investment purposes. Mr. Fleming initially purchased 62,500 shares of the Issuer's Common Stock on November 8, 1995, which he holds individually. Mr. Fleming made an additional purchase of 298 shares of the Issuer's Common Stock as part of the Issuer's initial public offering ("IPO") on November 1, 1996, which Common Stock Mr. Fleming also holds individually.

    Dr. Royston in his capacity as a Co-Trustee of each of the Royston Family Trust and the Royston Children's Trust (collectively "Royston Trusts") acquired the Common Stock as set forth in Item 5(c)(2) of this Schedule 13D for trust investment purposes. As a Co-Trustee, Dr. Royston initially purchased 62,500 shares of the Issuer's Common Stock on November 8, 1995, which he beneficially owns indirectly. Dr. Royston made an additional purchase as a Co-Trustee on behalf of the Royston Trusts in the amount of 2,978 shares of the Issuer's Common Stock for each of the Royston Trusts as part of the Issuer's IPO on November 1, 1996, which shares Dr. Royston also beneficially owns indirectly.

    Forward II acquired the Issuer's securities as set forth in Item 5(c)(3) of this Schedule 13D for investment purposes. Forward III acquired its partnership interest in Forward Vanguard for investment purposes, and now holds the Issuer's securities it received upon the dissolution of Forward Vanguard as set forth in
Item 5(c)(3) of this Schedule 13D for investment purposes. Forward Vanguard acquired the Issuer's securities as set forth in Item 5(c)(3) of this Schedule 13D for investment purposes. The Reporting Persons may be deemed pursuant to Rule 13d-3 to beneficially own the Issuer's securities held by Forward II and Forward III (the "Forward Funds"), although each of the Reporting Persons disclaims beneficial ownership of the shares held by the Forward Funds other than to the extent of his individual partnership and member interests.

         (a)  None.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.


                                  PAGE 6 OF 35 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

    (a) Mr. Fleming beneficially owns 62,798 shares of Common Stock individually and may be deemed to beneficially own an additional 1,708,663 shares of Common Stock by virtue of his shared voting and dispositive power over these shares which are held by the Forward Funds. Mr. Fleming's total beneficial ownership of 1,771,461 shares represents 10.1% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d-3(d)(1)).

         Dr. Royston, as a Co-Trustee of each of the Royston Trusts, beneficially owns an aggregate of 68,456 shares of Common Stock and may be deemed to beneficially own an additional 1,708,663 shares of Common Stock by virtue of his shared voting and dispositive power over these shares which are held by the Forward Funds. Dr. Royston's total beneficial ownership of 1,777,119 shares represents 10.1% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d-3(d)(1)).

         Forward II beneficially owns 1,475,000 shares of Common Stock. Forward II's total beneficial ownership of 1,475,000 shares represents 8.4% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d-3(d)(1)).

         Forward III beneficially owns 233,663 shares of Common Stock. Forward III's total beneficial ownership of 233,663 shares represents 1.3% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d-3(d)(1)).

    (b) Mr. Fleming has sole power to vote and dispose of 62,798 shares of Common Stock. In addition, as a result of his position as a general partner of Forward II Associates, L.P., the general partner of Forward II, and a managing member of Forward III Associates, L.L.C., the general partner of Forward III, Mr. Fleming shares voting and dispositive power over the 1,475,000 shares of Common Stock held by Forward II and over the 233,663 shares of Common Stock held by Forward III, respectively. Mr. Fleming disclaims beneficial ownership of the 1,708,663 shares held by the Forward Funds other than to the extent of his individual partnership and member interests.

         Dr. Royston, as a Co-Trustee of each of the Royston Trusts, shares voting and dispositive power over an aggregate 68,456 shares of Common Stock. In addition, as a result of his position as a general partner of Forward II Associates, L.P., the general partner of Forward II, and a managing member of Forward III Associates, L.L.C., the general partner of Forward III, Dr. Royston shares voting and dispositive power over the 1,475,000 shares of Common Stock held by Forward II and over the 233,663 shares of Common Stock held by Forward III, respectively. Dr. Royston disclaims beneficial ownership of these 1,708,663 shares held by the Forward Funds other than to the extent of his individual partnership and member interests.

    (c) No other transactions in the Issuer's securities were effected by the Reporting Persons, or the entities whereby the Reporting Person's derive beneficial ownership of the Issuer's securities, except for the following:

         (1)  MR. FLEMING

              A. Mr. Fleming acquired 62,500 shares of Common Stock at a price of $0.01 per share from the Issuer on November 8, 1995.

              B. Mr. Fleming acquired 298 shares of shares of Common Stock at a price of $10.00 per share from the Issuer on November 1, 1996.


                                  PAGE 7 OF 35 PAGES

    Mr. Fleming now directly owns 62,798 shares or 0.36% of the outstanding Common Stock of the Issuer. Mr. Fleming acquired such shares for investment purposes and has sole voting and dispositive power over these shares.

         (2)  DR. ROYSTON

              A. Dr. Royston, as a Co-Trustee of the Royston Family Trust, acquired 62,500 shares of Common Stock at a price of $0.01 per share from the Issuer on November 8, 1995.

              B. Dr. Royston, as a Co-Trustee of the Royston Family Trust, acquired 2,978 shares of Common Stock at a price of $10.00 per share from the Issuer on November 1, 1996.

              C.   Dr. Royston, as a Co-Trustee of the Royston Children's
Trust, acquired 2,978 shares of Common Stock at a price of $10.00 per share from the Issuer on November 1, 1996.

    As a Co-Trustee of each of the Royston Trusts, Dr. Royston beneficially owns an aggregate of 68,456 shares or 0.39% of the outstanding Common Stock of the Issuer. Dr. Royston acquired such shares in his capacity as a Co-Trustee of the Royston Trusts for trust investment purposes and shares voting and dispositive power over these shares along with the other Co-Trustee of each of the Royston Trusts.

         (3)  FORWARD II AND FORWARD III

              A. On July 19, 1995, Forward II acquired 375,000 shares of Common Stock at a price of $0.01 per share and 666,667 shares of the Issuer's Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred"), at a price of $0.75 per share. On November 8, 1995, Forward II acquired an additional 333,333 shares of the Issuer's Series A Preferred at a price of $0.75 per share. On June 11, 1996, Forward II acquired 100,000 shares of the Issuer's Series B Preferred Stock, par value $0.001 per share (the "Series B Preferred"), at a price of $5.00 per share. All of the outstanding shares of the Issuer's Series A Preferred and Series B Preferred were converted on a one-for-one basis into shares of the Issuer's Common Stock upon the completion of the Issuer's IPO. As a result, as of the date of this Schedule 13D Forward II beneficially owns 1,475,000 shares or 8.4% of the outstanding Common Stock of the Issuer. Both Mr. Fleming and Dr. Royston share voting and dispositive power with respect to the shares of Common Stock beneficially owned by Forward II, but disclaim beneficial ownership of these shares other than to the extent of their individual partnership interests.

              B. On June 11, 1996, Forward Vanguard acquired 500,000 shares of the Issuer's Series B Preferred at a price of $5.00 per share. All of the outstanding shares of the Issuer's Series B Preferred were converted on a one-for-one basis into shares of the Issuer's Common Stock upon the completion of the Issuer's IPO. On December 20, 1996, Forward Vanguard was dissolved and the 500,000 shares of the Issuer's Common Stock held by Forward Vanguard were distributed to its general partners, Forward III (233,663 shares) and another unrelated entity (266,337 shares). Both Dr. Royston and Mr. Fleming share voting and dispositive power with respect to the 233,663 shares of Common Stock beneficially owned by Forward III, but disclaim beneficial ownership of these shares other than to the extent of their individual member interests.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned (or deemed to be beneficially owned) by the Reporting Persons.


                                  PAGE 8 OF 35 PAGES

    (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

    (a) The Reporting Persons hold the shared voting and dispositive power over the 1,708,663 shares of Common Stock beneficially owned by the Forward Funds pursuant to written agreements with the Forward Funds and their partners. The pertinent portions of these agreements are filed as exhibits to this
Schedule 13D.

    (b) Forward III received the Issuer's securities acquired by Forward III as set forth in Item 5(c)(3)(B) of this Schedule 13D as a result of the dissolution of Forward Vanguard and the distribution of its assets to its general partners. Forward III acquired its partnership interest in Forward Vanguard by purchasing the partnership interest previously held by Forward New Opportunities Limited for $250 and contributing an additional $1,249,750 to Forward Vanguard. Of these funds, $250,000 were partnership funds of Forward III, and $1,000,000 were funds Forward III borrowed from Silicon Valley Bank. The loan from Silicon Valley Bank is secured by all of the Issuer's securities held by Forward III.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

    Item 7 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

    (a) Agreement of Joint Filing dated December 30, 1996, between Standish M. Fleming and Ivor Royston.

   +(b) Relevant portions of the Forward Ventures II, L.P. Amended and Restated Limited Partnership Agreement dated September 21, 1993.

    (c) Relevant portions of the Forward Ventures III, L.P. Limited Partnership Agreement dated August 30, 1996.

    (d) Loan and Security Agreement dated December 19, 1996, between Forward Ventures III, L.P. and Silicon Valley Bank.

    (e) Pledge Agreement dated December 1996, between Forward Ventures III, L.P. and Silicon Valley Bank.



--------------------
+ Incorporated by reference to the same numbered exhibit to the Schedule 13D (No. 005-47359) filed with the Commission on November 12, 1996.


                                  PAGE 9 OF 35 PAGES

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 30, 1996

                                       /s/ Standish M. Fleming
                                       ----------------------------------------
                                       STANDISH M. FLEMING


                                       /s/ Ivor Royston
                                       ----------------------------------------
                                       IVOR ROYSTON



ATTENTION:    Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                                 PAGE 10 OF 35 PAGES

 EXHIBIT INDEX


    7(a)   Agreement of Joint Filing dated December 30, 1996, between Standish
           M. Fleming and Ivor Royston.
   +7(b) Relevant portions of the Forward Ventures II, L.P. Amended and Restated Limited Partnership Agreement dated September 21, 1993.
    7(c) Relevant portions of the Forward Ventures III, L.P. Limited Partnership Agreement dated August 30, 1996.
    7(d) Loan and Security Agreement dated December 19, 1996, between Forward Ventures III, L.P. and Silicon Valley Bank.
    7(e) Pledge Agreement dated December 1996, between Forward Ventures III, L.P. and Silicon Valley Bank.



--------------------
+ Incorporated by reference to the same numbered exhibit to the Schedule 13D (No. 005-47359) filed with the Commission on November 12, 1996.


                                 PAGE 11 OF 35 PAGES